UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 11-K

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ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

(Full title of the plan)

______________

ABRAXAS PETROLEUM CORPORATION

18803 Meisner Drive

SAN ANTONIO, TEXAS 78258

(Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2019, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
STATEMENT OF INCOME AND EXPENSES
YEAR ENDING DECEMBER 31, 2019

INCOME
Contribution – Company Matching (Co. Stock)	$331,956
Contribution – Participant 401(K)	793,654
Investment Earnings (Loss)	1,029,176
Other Income	24,077
Total Income (Loss)	2,178,863

EXPENSES
Payments to Participants/Alternate Funding Agencies	1,752,809
Other Expenses	22,587
Total Expenses	1,775,396

Income (Loss) over Expenses	403,467
Assets at the Beginning of the Plan Year	11,688,651
Assets at the End of the Plan Year	$12,092,118

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
PLAN ASSETS AND LIABILITIES

	As of January 1,	As of December 31,
	2019	2019
ASSETS
Cash	$1,595,878	$1,664,096
Mutual Funds	8,672,134	9,922,180
Company Stock	1,322,509	480,953
Participant Loans	98,130	24,889
Total Assets	$11,688,651	$12,092,118
..
LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$11,688,651	$12,092,118

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the    25 th day of June 2020.

                                                                                                             ABRAXAS PETROLEUM CORPORATION

                                                                                                             401(K) PROFIT SHARING PLAN

                                                                                                             By: Abraxas Petroleum Corporation

                                                                                                            By: /s/ Robert L.G. Watson

                                                                                                                    Robert L. G. Watson

                                                                                                                    Chief Executive Officer and President